(Check one):	UNITED STATES
☒ Form 10-KSB	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	FORM 12b-25 NOTIFICATION OF LATE FILING	Sec File Number: 000-50299 CUSIP Number: 903447 10 0

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Catcher Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

44084 Riverside Parkway, Suite 320

Address of Principal Executive Office (Street and Number)

Leesburg, Virginia 20176

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has filed this Form 12b-25 to notify the Commission that it was unable to timely file its Form 10-KSB for the fiscal year ended December 31, 2006 (the “Annual Report”). The principal reasons for the delayed filing are: The registrant and its independent registered public accounting firm are still in the process of completing the fiscal year end audit and completing the registrant’s financial statements and the Annual Report. Management and its independent registered public accounting firm have been working diligently to complete the audit and anticipate that the Annual Report will be filed within the time allowed by this extension.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant’s expectations as to the filing date of its Annual Report, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the registrant’s review of its accounting matters, the ability of the registrant to file its Annual Report within the extension period, the impact on the registrant’s business and the risks detailed from time to time in the registrant’s periodic reports filed with the SEC. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Denis McCarthy	(925)	949-8309
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CATCHER HOLDINGS, INC.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 2, 2007	By:	/s/ Denis McCarthy
Denis McCarthy
Chief Financial Officer